PROSPECTUS

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-68766

5,000,000

Terra Industries Inc.

Common Shares

This prospectus relates to 5,000,000 common shares of Terra Industries Inc. which may be sold from time to time by the selling stockholders named herein, or their transferees, pledgees, donees or successors. We were advised by Taurus Investments S.A. that these stockholders acquired the shares from Taurus International S.A. and Taurus Investments S.A. on March 13, 2000. We will not receive any of the proceeds from the sale of these shares.

The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell these common shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 9.

Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors in the section entitled “ Risk Factors” beginning on page 3.

Our common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “TRA.” On October 17, 2001, the last reported sale price of our common shares on the New York Stock Exchange was $2.85 per share.

Our principal executive offices are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000 and our telephone number is (712) 277-1340.

Neither the Securities and Exchange Commission nor any state securities commission has approved the sale of the common shares or determined that the information in this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2001

You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. The common shares are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

RISK FACTORS

Before purchasing any of the shares covered by this prospectus, you should carefully read and consider the risk factors set forth below. You should be prepared to accept the occurrence of any and all of the risks associated with purchasing the shares, including a loss of all of your investment.

Risks Related to Our Business

A substantial portion of our operating expense is related to the cost of natural gas, and an increase in such cost, that is either unexpected or not accompanied by increases in selling prices of our products, could have a material adverse effect on our business.

The principal raw material used to produce nitrogen products and methanol is natural gas. Natural gas costs in 2000 comprised about 49% of total costs and expenses for our North American nitrogen products business, 23% of total costs and expenses for our U.K. nitrogen products business and 66% of total costs and expenses for our methanol business. A significant increase in the price of natural gas that is not recovered through an increase in the price of our related nitrogen and methanol products could have a material adverse effect on our business, financial condition and results. In particular, price volatility in North American natural gas markets prompted industry-wide curtailment of both nitrogen fertilizer and methanol production in 2000. During 2000, we produced only 89% and 76% of our total ammonia and methanol capacity, respectively, because of plant shutdowns due to high natural gas costs.

Declines in the prices of our products may reduce our profit margins, which could have a material adverse effect on our business, financial condition and results.

Prices for nitrogen products are influenced by the global supply and demand conditions for ammonia and other nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions and international trade decisions. Supply is affected by increasing worldwide capacity and the increasing availability of nitrogen product exports from major producing regions such as the former Soviet Union, Canada, the Middle East, Trinidad and Venezuela. A substantial amount of new ammonia capacity is expected to be added abroad in the foreseeable future. If industry oversupply occurs, as is common in commodity businesses, the price at which we sell our nitrogen products may decline, which could have a material adverse effect on our business, financial condition and results. For example, as a result of adverse price and cost conditions, we suspended production of ammonia and urea at our Blytheville, Arkansas facility in June 2001. We reopened our Blytheville, Arkansas facility on September 28, 2001, and resumed full production on September 30, 2001. In addition, in early January 2001, due to unprecedented natural gas prices of nearly $10.00/MMBtu, we idled most of our North American production for most of that month. Also in response to natural gas costs, we idled our Blytheville, Arkansas and Beaumont, Texas plants and parts of our Verdigris, Oklahoma plant for the month of December 2000 and our Blytheville, Arkansas plant from June through mid-August 2000. In response to low methanol prices, we idled our Beaumont, Texas facility for two months during the first quarter of 1999.

Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is influenced by the supply and demand for each of these products. Initiatives to ban or reduce the use of MTBE as a fuel additive, such as currently underway in California, could significantly affect the demand for methanol. If the demand for methanol decreases, our revenues derived from methanol sales may decrease, which could have a material adverse effect on our business, financial condition and results of operations. In addition, recent reductions to methanol production in North America as the result of increasing natural gas costs has resulted in higher methanol prices, but those price increases have not always covered and may not in the future cover the costs of production (including the cost of natural gas). Methanol prices may be adversely affected by two new significant plants—one in Equatorial Guinea, which has recently started production, and one in Argentina, which is expected to begin production before the end of 2002.

Our business may be adversely impacted by our significant leverage, which requires the use of a substantial portion of our excess cash flow for debt service and may limit our access to additional capital.

We have a significant amount of debt, and we are permitted to incur additional debt, subject to the conditions of our outstanding indebtedness. Our substantial debt could have important consequences on our business. For example, it could: (i) increase our vulnerability to adverse economic and industry conditions by limiting our flexibility in reacting to changes in our business industry; (ii) reduce our cash flow to fund working capital, capital expenditures and other general corporate purposes; (iii) place us at a competitive disadvantage compared to our competitors that have less leverage; and (iv) limit our ability to borrow additional funds and increase the cost of funds that we can borrow.

Our business is subject to risks related to weather conditions.

Adverse weather conditions may have a significant effect on the demand for our nitrogen products. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may cause agricultural customers to use different forms of nitrogen fertilizer, which may adversely affect demand for the forms that we sell. Weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for our products.

Due to the seasonality of our nitrogen business, our inability to accurately predict future demand could have an adverse effect on our financial condition and results.

The nitrogen business is seasonal, with more nitrogen products used during the second quarter in conjunction with spring planting activity than in any other quarter. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, we and/or our customers generally build inventories during the second half of the year in order to ensure timely product availability during the peak sales season. This increases our working capital needs during this period as we fund these inventory increases and support customer credit terms. If we underestimate future demand, our profitability will be negatively impacted and our customers may fill some or all of their product needs from our competitors. If we overestimate future demand, we will be left with excess inventory that will have to be stored (and our results of operations will be negatively impacted by any related storage costs) and/or we may liquidate such additional inventory at sales prices below our costs.

Our products are global commodities and we face intense competition from other fertilizer producers.

Fertilizers are global commodities, and customers, including end-users, dealers and other crop nutrients producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. We compete with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. In particular, supply from the former Soviet Union countries tends to be lower-priced than our products, creating downward pressure on prices. Some of our principal competitors may have greater total resources and may be less dependent on earnings from fertilizer sales than we are. Our inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

We are substantially dependent on our manufacturing facilities and any disruption in their operation could adversely affect our business.

Our manufacturing operations may be subject to significant interruption if one or more of our facilities were to experience a major accident or were damaged by severe weather or other natural disaster. An explosion at our Port Neal, Iowa facility in 1994 required us to completely rebuild that facility. Also, a mechanical outage at our Courtright, Ontario facility in April 2001 required us to shut down that facility for approximately two months. There can be no assurance, however, that our insurance will cover all or any of such damages.

We may be adversely affected by the environmental regulations to which we are subject.

Our operations are subject to various federal, state and local environmental, safety and health laws and regulations, including laws relating to air quality, hazardous and solid wastes and water quality. Our operations in Canada are subject to various federal and provincial regulations regarding such matters, including the Canadian Environmental Protection Act administered by Environment Canada, and the Ontario Environmental Protection Act administered by the Ontario Ministry of the Environment. Our U.K. operations are subject to similar regulations under a variety of acts governing hazardous chemicals, transportation and worker health and safety. We are also involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous or toxic by federal, state, provincial or other regulatory agencies. If such materials have been or are disposed of at sites that are targeted for investigation and/or remediation by federal or state regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) or analogous laws for all or part of the costs of such investigation and/or remediation, and damage to natural resources.

We have received notices from regulatory agencies that we are a potentially responsible party at certain sites under CERCLA or other environmental cleanup laws. We have also been subject to related claims by private parties alleging property damage and possible personal injury arising from contamination relating to discontinued operations. We may receive such notices or claims in the future. Some of these sites may require us to expend significant amounts for investigation and/or cleanup costs.

We may be required to install additional air and water quality control equipment, such as low nitrous oxide burners, scrubbers, ammonia sensors and continuous emission monitors at certain of our facilities in order to maintain compliance with applicable environmental requirements.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to our operations, more vigorous enforcement policies and discovery of unknown conditions may require substantial expenditures and may have a material adverse effect on our business, financial condition and results of operations.

Governmental regulation and agricultural policy may adversely affect our business, financial conditions and results.

Existing and future government regulations and laws may greatly influence our business strategy and financial conditions. Existing and future agricultural and/or environmental laws and regulations may impact the amounts and locations of fertilizer application and may lead to decreases in the quantity of fertilizer applied to crops. U. S. governmental policies may also influence our financial results by affecting the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices.

We are subject to risks associated with our international operations.

During 2000, we derived approximately 30% of our net sales from outside of the United States. In particular, revenues from the United Kingdom accounted for more than 85% of our international sales. International sales are subject to numerous risks and uncertainties, including: difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; unexpected changes in regulatory environments; currency fluctuations; tax rates that may exceed those in the U.S. and earnings that may be subject to withholding requirements; and the imposition of tariffs, exchange controls or other restrictions. Our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks that we face.

Our largest stockholder has indicated that it intends to sell our stock.

Anglo American plc, through a wholly-owned subsidiary, owns 49.5% of our outstanding shares. Anglo American has announced its intention to dispose of its interest in us with the timing based on market and other conditions. The announcement of such intention and the actual sale of shares by Anglo could depress our stock price.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. All forward-looking statements involve risks and uncertainties. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, contingencies and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The factors that could cause actual results to differ materially are those described in the “Risk Factors” section of this prospectus.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

THE COMPANY

The company is engaged in the production and marketing of both nitrogen products and methanol. The company produces anhydrous ammonia and nitrogen solutions in the United States and Canada and is a producer of ammonia and nitrogen solutions in the United States and Canada and is a producer of ammonium nitrate in the United Kingdom. We also own eight facilities that produce nitrogen products. Two of our eight facilities also produce methanol.

Subsidiaries not wholly-owned by the Company include a limited partnership, Terra Nitrogen Company, L.P. that, through its subsidiary, Terra Nitrogen, L.P., operates the company’s manufacturing facilities in Blytheville, Arkansas and Verdigris, Oklahoma. The company is the sole general partner and the majority limited partner in Terra Nitrogen Company, L.P.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common shares offered under this prospectus. We will not receive any of the proceeds from the sale of common shares offered under this prospectus.

SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the number of common shares beneficially owned by each selling stockholder as of September 30, 2001, and the number of shares being registered for sale by each selling stockholder. The shares offered by this prospectus may be offered by the selling stockholders from time to time. Other than as set forth below, none of the selling stockholders has had a material relationship with the company or its affiliates within the past three years other than as a result of owning the company’s shares.

Selling Stockholder	Number of Shares Owned Prior to Offering	Number of Shares Being Offered	Shares Owned After Offering (1)
			Number	Percent
Credit Agricole Lazard Financial Products Bank (2) (3)	3,750,000	3,750,000	0	0%
Tokyo-Mitsubishi International plc (2)	1,250,000	1,250,000	0	0%

TOTAL	5,000,000	5,000,000	0	0%

(1)	The number of shares owned by the selling stockholders after the offering is based on the assumption that all of the selling stockholders will sell all of the shares registered hereby. Because the selling stockholders may offer all, some or none of their shares pursuant to this prospectus, no estimate can be given as to the number of shares that will be held by the selling stockholders after completion of the sale of the shares hereunder. See “Plan of Distribution.”
(2)	On March 13, 2000, Credit Agricole Lazard Financial Products Bank (“Credit Agricole”), Tokyo-Mitsubishi International plc (“Tokyo-Mitsubishi”), Taurus International S.A. (“Taurus International”) and Taurus Investments S.A. (“Taurus”) entered into a Purchase Agreement under which (1) Taurus International sold 1,000,000 common shares, or approximately 1.32% of the company’s outstanding capital stock, to Tokyo-Mitsubishi and (2) Taurus sold 3,750,000 common shares, or approximately 4.9% of the company’s outstanding capital stock, to Credit Agricole and 250,000 common shares, or approximately 0.33% of the company’s outstanding capital stock, to Tokyo-Mitsubishi. The purpose of the transaction was to reduce the holding by Anglo American plc (“Anglo”), the parent company of Taurus and Taurus International, in the issued shares of the company to below 50%, so that Anglo may account for the company’s results under relevant accounting standards on an equity rather than a consolidated basis. According to information reported to the company by Anglo and Taurus International, as of September 30, 2001, Anglo and Taurus International are deemed to beneficially own 49.5% of the company’s outstanding capital stock.

(3)	Also on March 13, 2000, Taurus International entered into a Call Option Agreement with Credit Agricole pursuant to which Credit Agricole sold a call option to Taurus International in respect of 5,000,000 common shares of the company. The agreement is in the form of the relevant agreement by the International Swap and Derivatives Association, Inc. During the period from March 13, 2000, and ending four years after March 13, 2000, Taurus may exercise the option under certain circumstances set forth in the Call Option Agreement (which option shall be cash settled), subject to the terms and conditions of the Call Option Agreement. The Call Option Agreement provides for Credit Agricole to pay to Taurus International 100% of any increase in the share price of the company’s common shares between $0.25 and $4.00 per share, $3.75 plus 75% of the increase between $4.00 and $6.00 per share, $5.25 plus 50% of the increase between $6.00 and $8.00 per share and $6.25 plus 0% of the increase above $8.00, in each case multiplied by the aggregate number of shares sold to credit Agricole and Tokyo-Mitsubishi on March 13, 2000, with the extent of the increase calculated using a different basis (being (1) the price per share on the New York Stock Exchange, (2) the price per share at which Taurus International is able to sell shares or (3) the price per share at which Credit Agricole or Tokyo-Mitsubishi is able to sell shares) depending on the circumstances in which the option was exercised, and in each case subject to the provisions of the Call Option Agreement.

PLAN OF DISTRIBUTION

The shares being offered by the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions, on the New York Stock Exchange, the Toronto Stock Exchange or on such other market on which the common shares may from time to time be trading:

•	in privately-negotiated transactions;

•	through call or put contracts, futures contracts, options on future contracts, spot or forward contracts, caps, floors, collars or other hedging arrangements relating to the shares;

•	short sales; or

•	any combination thereof.

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the selling stockholders determine from time to time.

The selling stockholders shall have the sole and absolute discretion not to accept any purchase, offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell their shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares to whom the broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer may be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell common shares in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders and any broker-dealers or agents that act in connection with the sale of shares offered in this prospectus may be deemed “underwriters” as that term is defined under the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters,” the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

Alternatively, the selling stockholders may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter, and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under such Act, including without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Taurus International S.A. and Taurus Investments S.A. will reimburse, pay or cause to be paid all expenses associated with filing and maintaining the effectiveness of this registration statement. Other expenses incident to the offering and sale of the common shares by the selling stockholders, including brokerage and underwriting commissions, will be paid by the selling stockholders.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed for the company by Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland.

EXPERTS

The financial statements and the related financial statement schedules incorporated by reference from the company’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Government Filings:    We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file:

•	at the Commission’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549;

•	at the Commission’s regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

•	at the Commission’s web site at http://www.sec.gov.

Some locations may charge prescribed or modest fees for copies. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

Stock Market:    Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange, and similar information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Toronto Stock Exchange, Exchange Tower, 2 First Canadian Place, Toronto, Ontario M5X1J2 Canada.

Registration Statement:    We have filed a registration statement under the Securities Act of 1933 with the Commission with respect to the common shares offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common shares offered under this prospectus.

Information Incorporated By Reference:    The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

•	our Current Report on Form 8-K filed on October 17, 2001; and

•	the description of our capital stock contained in our Registration Statement on Form 8-A dated May 2, 1988 including all amendments or reports filed for the purpose of updating the description.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of the shares offered hereby will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents. You may request free copies of these filings by writing or telephoning us at the following address:

Investor Relations

Terra Industries Inc.

Terra Centre

600 Fourth Street, P.O. Box 6000

Sioux City, Iowa 51102

(712) 277-1340